Cadwalader, Wickersham & Taft LLP 227 West Trade Street, Charlotte, NC 28202 Tel +1 704 348 5100 Fax +1 704 348 5200 www.cadwalader.com

August 1, 2018

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wells Fargo Commercial Mortgage Securities, Inc. Registration Statement on Form SF-3 (Commission File No. 333-226486)

Dear Ms. Hsu:

Today, Wells Fargo Commercial Mortgage Securities, Inc. (the “Registrant”) filed with the Securities and Exchange Commission electronically via EDGAR the above-referenced registration statement (the “Registration Statement”).

The purpose of the Registration Statement is to (i) file a new registration statement before the Registrant’s current registration statement on Form SF-3 (Commission File No. 333-206677), effective as of November 23, 2015 (the “Prior Registration Statement”), expires pursuant to Rule 415(a)(5) under the Securities Act of 1933, and (ii) utilize $1,168,375.71 of the filing fee paid by Wells Fargo Asset Securities Corporation, a wholly-owned subsidiary of the same parent company of which the Registrant is a wholly-owned subsidiary, in connection with the filing of a registration statement on Form S-3 (Commission File No. 333-194752) on March 21, 2014 that remains unused to offset against the filing fee due in connection with this Registration Statement. The Registration Statement is substantially similar to the Registrant’s Prior Registration Statement, although it contains certain updated disclosures to take into account changes over the last three years.

If you require any additional information, please feel free to call me at (704) 348-5309.

Very truly yours,

/s/ David Burkholder

David Burkholder

David S. Burkholder     Tel 704-348-5309     Fax +1 704 348 5200     david.burkholder@cwt.com